UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: January 31, 2006
SCHEDULE 13D/A	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Akorn, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009728106

(CUSIP Number)

G. Edward Arledge, 11988 El Camino Real, Suite 200, San Diego, CA  92130 (858) 720-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gulu C. Waney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,677,742

	8.	Shared Voting Power 1,124,600

	9.	Sole Dispositive Power 1,677,742

	10.	Shared Dispositive Power 1,124,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,802,342

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Winchester Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 628,400

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 628,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 628,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Savika Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 346,200

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 346,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Doral Park Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 130,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 130,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shively Trade Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 20,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 20,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated to read as follows:

This constitutes Amendment No. 3 ("Amendment") to the Statement on Schedule 13D, filed on October 17, 2003, relating to shares of the Common Stock (the "Shares") of Akorn, Inc., a Louisiana corporation (the "Issuer"), as amended by Amendment No.1 to such filing, filed on December 31, 2003, and Amendment No. 2 to such filing, filed on January 25, 2005. The principal executive offices of the Issuer are located at 2500 Millbrook Drive, Buffalo Grove, Illinois 60089.

Except as otherwise described herein, the information contained in the Schedule 13D, as amended, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them.  Information given in response to each item in the Schedule 13D, as amended, shall be deemed incorporated by reference in all other items.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is amended and restated to read as follows:
(a)

This Statement is filed by Gulu C. Waney, a citizen of India (“Mr. Waney”), First Winchester Investments, Ltd., a British Virgin Islands corporation (“First Winchester”), Savika Ltd, a Channel Islands corporation (“Savika”), Doral Park, a British Virgin Islands corporation (“Doral Park”), and Shively Trade Ltd, a British Virgin Islands corporation (“Shively”).  Collectively, Mr. Waney, First Winchester, Savika and Doral Park are referred to as the “Reporting Persons,” or individually as a “Reporting Person.”

(b)

Mr. Waney’s address is Villa 11, off Al Tranya Street Umm Suqueim, P.O. Box 53078 Dubai, U.A.E.  First Winchester’s address is 8 Church Street, St. Heiler, Jersey JE4 0SG, Channel Islands.  Savika’s address is P.O. Box 301, Queens House, Don Road, St. Helier, Jersey, Channel Islands, British Isles.  Doral Park’s address is P.O. Box 3159 Road Town, Tortola, British Virgin Islands.  Shively’s address is P.O. Box 3159 Road Town, Tortola, British Virgin Islands.

(c) Mr. Waney’s principal occupation is as Chairman of Standard Carpets LLC, a carpet manufacturing company with a principal business address of P.O. Box 27977 Sharjah, U.A.E.
(d)-(e)

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Waney is a citizen of India. First Winchester, Shively and Doral Park are British Virgin Islands corporations. Savika is a Channel Islands corporation.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is unchanged.
Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following paragraphs:

Effective as of January 13, 2006, pursuant to the automatic conversion provisions set forth in the Restated Articles of Incorporation of the Issuer, all 241,122 outstanding shares of Series A Preferred Stock of the Issuer immediately and automatically converted into an aggregate of 36,796,755 Shares.

In connection with the conversion, all of Mr. Waney’s 10,000 shares of Series A Preferred Stock automatically converted into 1,526,064 Shares.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated to read as follows:

	(a)	Amount beneficially owned: Mr. Waney may be deemed to beneficially own 2,802,342 Shares, which constitutes approximately 4.3% of the outstanding Shares, due to the following:
1.

628,400 Shares are held by First Winchester, which operates as an equity fund for investors whose investments are directed by Argent Fund Management, Ltd., a United Kingdom corporation.  Mr. Waney is the majority owner of First Winchester Managers, Ltd., a British Virgin Islands corporation, which is the owner of 100% of the voting shares of First Winchester.

		2.	346,200 Shares are held by Savika. Mr. Waney is the 100% owner of Savika.
		3.	130,000 Shares are held by Doral Park. Mr. Waney is the 100% owner of Doral Park.
		4.	20,000 Shares are held by Shively. Mr. Waney is the 100% owner of Shively.
		5.	1,677,742 Shares are held by Mr. Waney as an individual, including 100,000 warrants to purchase Shares at an exercise price of $1.00 per Share.
(b)

The information set forth in Rows 7 through 13 of the cover pages hereto for each Reporting Person is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith hereto, and of Item 5(a) above, is calculated based upon the 64,415,500 Shares outstanding as of January 13, 2006.

(c)

In open market transactions, Mr. Waney has sold the following:  (i) on November 14, 2005, 17,200 Shares at a price of $4.10 per Share; (ii) on November 14, 2005, 300 Shares at a price of $4.12 per Share; (iii) on November 14, 2005, 2,500 Shares at a price of $4.14 per Share; (iv) on December 5, 2005, 25,000 Shares at a price of $3.898 per Share; and  (v) on December 14, 2005, 23,500 Shares at a price of $4.40 per Share.

	(d)	As noted above, 628,400 Shares are held by First Winchester, which operates as an equity fund for investors unrelated to the Reporting Persons.
	(e)	As of January 13, 2006, the Reporting Persons no longer own 5.0% or more of the Issuer's Common Stock. Accordingly, this Amendment is the final amendment to the Schedule 13D and is an exit filing.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is unchanged.
Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is unchanged.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2006
Date
/s/ Gulu C. Waney
Signature
Gulu C. Waney
Name/Title